Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-223095

Issuer Free Writing Prospectus, dated November 6, 2019

Boston Scientific Corporation

€900,000,000

Senior Notes Offering

Terms and Conditions – 8-Year Fixed Rate Notes

Issuer	Boston Scientific Corporation
Note Type	Senior Notes
Form of Offering	SEC Registered
Ratings[1]	Baa2/BBB-/BBB (Stable/Positive/Stable)
Principal Amount	€900,000,000
Trade Date	November 6, 2019
Settlement Date (T+4*)	November 12, 2019
Maturity Date	December 1, 2027
Coupon	0.625% per annum
Yield to Maturity	0.708% per annum
Price to Public	99.352%
Reference to Mid-Swaps Rate	-0.042%
Spread to Mid-Swaps Rate	Plus 75 basis points
Benchmark Bund	DBR 0.500% due August 15, 2027
Spread to Benchmark Bund	Plus 117.9 basis points
Benchmark Bund Yield/Price	-0.471% / €107.70

* It is expected that delivery of the notes will be made to purchasers on or about November 12, 2019, which is the fourth business day following the date of pricing of the notes (such settlement cycle referred to as T+4), through Clearstream Banking S.A. and Euroclear Bank SA/NV. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or succeeding business day will be required, by virtue of the fact that the notes will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should consult their own advisors in this regard.

Interest Payment Dates	Annually on December 1, beginning December 1, 2020
Par Call Date	On or after September 1, 2027 (the date that is three months prior to the maturity date)
Make-whole Call	Plus 20 basis points
Stabilization	Stabilization/FCA
Day Count Basis	ACTUAL/ACTUAL (ICMA)
Minimum Denominations	€100,000 and integral multiples of €1,000 in excess thereof
Common Code / CUSIP / ISIN	Common Code: 207019259 CUSIP: 101137 AY3 ISIN: XS2070192591
Clearing and Settlement	Clearstream Banking S.A. / Euroclear Bank SA/NV
Trustee	U.S. Bank National Association
Paying Agent	Elavon Financial Services DAC (UK Branch)
Expected Listing	Application will be made to list the notes on the New York Stock Exchange
Joint Bookrunners

Barclays Bank PLC

Merrill Lynch International

Goldman Sachs & Co. LLC

Citigroup Global Markets Limited

Deutsche Bank AG, London Branch

J.P. Morgan Securities plc

Wells Fargo Securities International Limited

Co-Managers

Academy Securities, Inc.

Allied Irish Banks, p.l.c.

BNP Paribas

DNB Markets, Inc.

MUFG Securities EMEA plc

RBC Europe Limited

Scotiabank Europe plc

Société Générale

Standard Chartered Bank

The Toronto-Dominion Bank

U.S. Bancorp Investments, Inc.

Note:

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

MiFID II professional clients and ECPs only/No PRIIPs KID: Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the European Economic Area.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Barclays Bank PLC toll-free at (888) 603-5847, Merrill Lynch International toll-free at (800) 294-1322 or Goldman Sachs & Co. LLC toll-free at (866) 471-2526.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

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